SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the fiscal year ended December 31, 1993

     or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ___________ to ______________


Commission file number 0-15870



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Midlantic Savings and Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Midlantic Corporation
          Metro Park Plaza
          P. O. Box 600
          Edison, New Jersey  08818
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                    REQUIRED INFORMATION


The following financial statements of the Midlantic Savings and Investment Plan (formerly, the Midlantic Profit Sharing
Plan) (the "Plan") are filed as part of this report:

1. Audited statements of assets, liabilites and participants' equity as of December 31, 1993 and 1992

2. Audited statements of operations and changes in participants' equity for each of the three years in the period ended December 31, 1993



                          EXHIBITS


1.   Consent of independent accountants



                         SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                         MIDLANTIC SAVINGS AND INVESTMENT PLAN

                         By:  Midlantic National Bank, Trustee



Date:  June 17, 1994     By:  /s/ Eugene J. McNamara
                              Eugene J. McNamara
                              Senior Vice President
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                       EXHIBIT INDEX


Exhibit No.                                            Page

   1      Consent of independent accountants